SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

900450206

(CUSIP Number)

David Smith	Brad Finkelstein
O’Melveny & Myers LLP	O’Melveny & Myers LLP
1999 Avenue of the Stars, 8th Floor	2765 Sand Hill Road
Los Angeles, CA 90067	Menlo Park, CA 94025
(310) 553-6700	(650) 473-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1.	Names of Reporting Persons DC VGA LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,450,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,450,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on the 17,605,444 shares of the common stock, par value $0.001 per share (“common stock”), of Turtle Beach Corporation (the “Issuer”), outstanding as of February 29, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2024.

CUSIP No. 900450206

1.	Names of Reporting Persons Diversis Capital Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,450,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,450,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on the 17,605,444 shares of common stock outstanding as of February 29, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with SEC on March 13, 2024.

CUSIP No. 900450206

1.	Names of Reporting Persons Diversis Capital Partners GP I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,450,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,450,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on the 17,605,444 shares of common stock outstanding as of February 29, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with SEC on March 13, 2024.

CUSIP No. 900450206

1.	Names of Reporting Persons Diversis Capital Partners GP I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,450,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,450,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on the 17,605,444 shares of common stock outstanding as of February 29, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with SEC on March 13, 2024.

CUSIP No. 900450206

1.	Names of Reporting Persons Kevin Ma
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,450,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,450,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on the 17,605,444 shares of common stock outstanding as of February 29, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with SEC on March 13, 2024.

CUSIP No. 900450206

1.	Names of Reporting Persons Ron Nayot
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,450,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,450,000
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on the 17,605,444 shares of common stock outstanding as of February 29, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with SEC on March 13, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Turtle Beach Corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is

44 South Broadway, 4th Floor, White Plains, New York 10601

Item 2.	Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	DC VGA LLC (f/k/a PDP Holdings, LLC), a Delaware limited liability company;

2.	Diversis Capital Partners I, L.P., a Delaware limited partnership;

3.	Diversis Capital Partners GP I, L.P., a Delaware limited partnership;

4.	Diversis Capital Partners GP I, LLC, a Delaware limited liability company;

5.	Mr. Kevin Ma; and

6.	Mr. Ron Nayot.

The principal business of each of Reporting Person is investment in securities.

The shares of Common Stock reported herein are held by DC VGA LLC (f/k/a PDP Holdings, LLC), a Delaware limited liability company. Diversis Capital Partners I, L.P. owns approximately 95% of the membership interests in DC VGA LLC. Diversis Capital Partners GP I, L.P. is the general partner of Diversis Capital Partners I, L.P. and Diversis Capital Partners GP I, LLC is the general partner of Diversis Capital Partners I, L.P. Messrs. Kevin Ma and Ron Nayot are the only Managing Members of Diversis Capital Partners GP I, LLC and own approximately 50.0% and 50.0% of the membership interests of Diversis Capital Partners GP I, LLC, respectively. Current information concerning the identity and background of the directors and officers of DC VGA LLC and Diversis Capital Partners GP I, LLC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Each Reporting Person’s principal business address is 2000 Avenue of the Stars, Suite 1050S, Los Angeles, CA 90067.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reporting in connection with the acquisition of Performance Designed Products (“PDP”) by the Issuer on March 13, 2024 (the “Merger”). DC VGA LLC was the sole owner of PDP and received the shares of Common Stock reported herein from the Issuer as partial consideration for the sale of PDP to the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the discussions described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, which disclosed that there were 115,829,621 Common Shares outstanding as of February 1, 2009.

(a) The information set forth on the cover page is hereby incorporated by reference.

(b) The information set forth on the cover page is hereby incorporated by reference.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

In connection with the Merger, on March 13, 2024, PDP Holdings, LLC (the former name for DC VGA LLC) and the Issuer entered into stockholder agreement (the “Stockholder Agreement”) pursuant to which DC VGA LLC received two demand registration rights to request that the Issuer register with the Securities and Exchange Commission (the “SEC”) the sale of all or part of the shares of Common Stock received by DC VGA LLC in the Merger, following a lock-up period that expires nine months after March 13, 2024, and piggy-back registration rights in the event the Issuer proposes to register under the Securities Act of 1933 the issuance or sale of any of its securities. DC VGA LLC also has the right to annually designate one candidate to the Issuer’s Board of Directors (the “Board”) for so long as DC VGA LLC continues to hold 10% or more of the outstanding shares of Common Stock. On March 13, 2024, DC VGA LLC nominated, and the Issuer appointed, David Muscatel to serve as a director on the Board, effective immediately. DC VGA LLC also agreed to take certain actions to further support the Issuer’s ongoing operations, including to vote in favor of the Board’s directorship nominees and refrain from engaging in solicitations or proxies in opposition to such nominees.

The foregoing description of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholder Agreement, attached to this Statement as Exhibit 1 and which is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Stockholder Agreement, made and entered into as of March 13, 2024 by and among Turtle Beach Corporation and PDP Holdings, LLC, incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (file no. 001-354652), filed with the SEC on March 18, 2024.

99.1	Joint Filing Agreement, dated as of March 13, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 21, 2024

DC VGA LLC

By:	/s/ Kevin Ma
Name: Kevin Ma
Title: President

Diversis Capital Partners I, L.P.

By:	Diversis Capital
Partners GP I, L.P., its general partner

By:	Diversis Capital
Partners GP I, LLC, its general partner

By:	/s/ Kevin Ma
Name: Kevin Ma
Title: Managing Member

Diversis Capital Partners GP I, L.P.

By:	Diversis Capital
Partners GP I, LLC, its general partner

By:	/s/ Kevin Ma
Name: Kevin Ma
Title: Managing Member

Diversis Capital Partners GP I, LLC

By:	/s/ Kevin Ma
Name: Kevin Ma
Title: Managing Member

By:	/s/ Kevin Ma
Name: Kevin Ma

By:	/s/ Ron Nayot
Name: Ron Nayot

Annex A

Directors and officers of DC VGA LLC and Diversis Capital Partners GP I, LLC.

Name/Citizenship	Principal Occupation	Business Address
Kevin Ma (United States)	Investment in securities	2000 Avenue of the Stars, Suite 1050S Los Angeles, CA 90067

Ron Nayot (United States)	Investment in securities	2000 Avenue of the Stars, Suite 1050S Los Angeles, CA 90067